WOLLMUTH MAHER & DEUTSCH LLP

500 FIFTH AVENUE
NEW YORK, NEW YORK 10110

TELEPHONE (212) 382-3300
FACSIMILE (212) 382-0050

November 23, 2005

The Office of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
<u>Submission of Information Pursuant to Rule 12g3-2(b)</u>

Ladies and Gentlemen:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed two (2) copies of the following announcement released to the London Stock Exchange:

	Announcement	Issue Date
1.	Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons	November 23, 2005
2.	Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons	November 23, 2005

Please acknowledge your receipt of this information by date stamping the second copy of this transmittal letter and its attached copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

By: George Rudy
George Rudy
Authorized Representative

Enclosures

dlw 11/30

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of *issuer* **MARKS AND SPENCER GROUP PLC**	**2.** State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) (i)
3. Name of *person discharging managerial responsibilities/director* GRAHAM OAKLEY	**4.** State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* N/A
5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[3] NOTIFICATION IN RESPECT OF PERSON REFERRED TO IN 3 ABOVE	**6.** Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* ORDINARY SHARES OF 25P EACH IN MARKS AND SPENCER GROUP PLC
7. Name of the registered shareholders(s) and, if more than one, the number of *shares* held by each of them PERSHING KEEN NOMINEES LIMITED	**8.** State the nature of the transaction EXERCISE OF EXECUTIVE SHARE OPTIONS OVER 117,856 SHARES AND SUBSEQUENT SALE OF 117,856 SHARES
9. Number of *shares*, debentures or financial instruments relating to *shares* acquired 117,856 SHARES	**10.** Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) DE MINIMIS
11. Number of *shares*, debentures or financial instruments relating to *shares* disposed 117,856 SHARES	**12.** Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) DE MINIMIS
13. Price per *share* or value of transaction 450p - SALE PRICE	**14.** Date and place of transaction 22 NOVEMBER 2005 - LONDON

Issued: Tuesday 22 November 2005

MARKS AND SPENCER GROUP PLC ("MARKS & SPENCER" OR THE "COMPANY") NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMRS") AND CONNECTED PERSONS

Performance Share Plan

It was confirmed on 21 November 2005 that on that day the following award under the Marks and Spencer Group Performance Share Plan (the "Performance Share Plan") was made to the following Person Discharging Managerial Responsibility ("PDMR") of the Company:

Name of PDMR	Allocation of Performance Shares (see Note below)
Glen Tinton	93,326

Note:

Under the Performance Share Plan, awards are granted as a conditional allocation, where a participant will receive free Ordinary Shares in the Company on the vesting of an award subject to continuing employment. The vesting of an award will depend on the Company's adjusted earnings per share ("EPS") performance over a fixed three-year performance period starting on the first day of the financial year in which the awards were granted.

The adjusted EPS growth will be determined by comparing the Company's adjusted EPS for the financial year prior to the grant of awards with its adjusted EPS for the third financial year thereafter. Adjusted EPS will be calculated on the same basis as stated in the Company's annual report and accounts (note 9, page 39) except in the case of the 2004/05 figure which has been calculated on a "pro-forma" basis.

The pro-forma EPS figure for 2004/05 is 23.5p against the standard adjusted EPS of 21.9p. These figures are calculated under UK GAAP. However, as subsequent periods will be reported under IFRS, the pro-forma EPS figure needs to be restated onto an IFRS basis to ensure comparability. The pro-forma adjusted EPS figure for 2004/05 has been restated to 22.2p.

The extent to which awards will vest will depend on the extent to which the Company's average annual adjusted EPS growth exceeds inflation ("RPI") over the three-year performance period on the following basis:

Average Annual EPS Growth in excess of inflation (RPI) over the three year performance period	Percentage of award vesting
Below 8%	0%
8%	20%
15% or more	100%
Between 8% and 15%	Pro rata on a straight line basis

No consideration was paid for the grant of the award.